1026658

2-28-02

02016417

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 2001 through February 2002

PROCESSED
MAR 25 2002
THOMSON
FINANCIAL

Biacore International AB (publ)
Rapsgatan 7
S-754 50 Uppsala
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIACORE

YEAR-END REPORT 2001

- Biacore's sales in the fourth quarter of 2001 increased by 6% to SEK 175.0 million (165.3). For the full-year 2001, sales increased by 24% to SEK 543.7 million (438.8).
- Biacore continued its strategy of investing in developing its successful business with the pharmaceutical and biotechnology industries, as well as the commercialization of its unique SPR array chip technology. As a result of these investments and a one-off pension cost in the fourth quarter, full year earnings per share fell by 16% to SEK 5.04 (6.02). Earnings per share in the last quarter fell to SEK 1.68 (2.80). Excluding the one-off cost, earnings per share amounted to SEK 6.32 for the full-year and SEK 2.97 in the last quarter 2001.
- Biacore®S51, the Company's first new high-performance system for lead optimization and certain specific ADME applications, has been well accepted by the market with sales made to a number of companies including Millennium and Roche.
- Biacore signed an important collaboration with Bruker Daltonics Inc., which is designed to commercialize the combination of SPR and mass spectrometry for functional proteomics applications.
- Dr Ulf Jönsson was appointed Chief Executive Officer of Biacore International AB effective January 1, 2002. As of the same date, Lars-Göran Andrén, Biacore's previous Executive Chairman and CEO, became the Company's Non-Executive Chairman.
- Biacore is confident about its future growth prospects and expects its sales to increase by approximately 20% in 2002, with substantial quarterly variations. After substantial investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology.

	January – December			October – December		
	2001	2000	Change	**2001**	2000	Change
Sales, SEK million	**543.7**	438.8	+24%	**175.0**	165.3	+6%
Operating income, SEK million	**64.1**	78.0	-18%	**25.7**	37.6	-32%
Operating margin, %	**12**	18		**15**	23	
Income after financial items, SEK million	**77.9**	86.7	-10%	**27.7**	40.6	-32%
Diluted earnings per share, SEK	**5.04**	6.02	-16%	**1.68**	2.80	-40%

OPERATIONAL REVIEW JANUARY- DECEMBER 2001

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period 2000.

In the fourth quarter of 2001, Biacore's sales increased by 6% to SEK 175.0 million (165.3). This is viewed as a good achievement given the reduced business activities after September 11 and the strong sales development in the last quarter of the previous year. Sales for the full-year 2001 increased by 24% to SEK 543.7 million (438.8). Excluding currency effects, sales increased by 16%.

Biacore®3000 remained the best-selling system. It is used for applications in the critical areas of drug discovery upstream of high-throughput screening (HTS), including target identification and validation, and assay development for HTS. The system has also been well accepted by academic customers in Biacore's core basic life science research market, where it is used to solve a wide range of biological research problems, faced by leading scientists around the world, especially in the field of proteomics. Biacore®3000 is playing an important role in Biacore's aggressive strategic move to enhance its position as a key technology supplier to the drug discovery industry.

The fourth quarter of 2001 also saw revenues from the Company's new Biacore®S51 which has been specifically designed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry, particularly downstream of HTS.

Sales were divided geographically as follows:

	January-December			October-December		
SEK million	**2001**	2000	Change	**2001**	2000	Change
Americas	**249.3**	191.9	+30%	**63.4**	62.1	+2%
Europe	**151.0**	139.1	+9%	**63.5**	46.5	+37%
Asia-Pacific	**143.4**	107.8	+33%	**48.1**	56.7	-15%

Sales growth during the fourth quarter was strongest in Europe where sales rose by 37%. In the important American market sales rose by a more modest 2%, and in Asia Pacific, Biacore's sales fell by 15%. Variations like these are normal in Biacore's business and do not, in Biacore's opinion, reflect changes in market trends.

The 82% gross margin achieved in the fourth quarter of 2001 was consistent with prior periods. For the full year the gross margin was also 82%.

Total costs for marketing, administration and research and development increased by 15% to SEK 111.6 million (96.9) in the fourth quarter. This represents a considerable slowdown compared with the growth seen during the earlier parts of 2001. Marketing and sales costs increased by 6% to SEK 56.3 million (52.9) in the fourth quarter. Administration costs rose by 84% to SEK 28.3 million (15.4). As a result of a shorter accrual period for pension to the former Chief Executive Officer, a non-recurring pension cost of SEK 13 million has been recorded in the fourth quarter. R&D spending amounted to SEK 27.0 million (28.6). This slight decrease is attributable to lower costs for external engineering services after the completion of Biacore®S51 and Biacore®C. During the fourth quarter SEK 8.3 million (5.3) was spent to commercialize Biacore's unique SPR array chip technology. In total, SEK 29.9 million (14.9) was invested in this project during 2001.

Affected by one-off costs, operating income for the fourth quarter amounted to SEK 25.7 million (37.6); a decrease of 32%. The operating margin was 15% (23).

Operating income for the full-year 2001 amounted to SEK 64.1 million (78.0), a decrease of 18%. The operating margin was 12% (18). Currency differences amounted to SEK 4.5 million (3.2) in 'Other income and expenses' and SEK 0.2 million (1.3) in 'Financial items.'

The tax charge for the full-year 2001 was 35% (32) of income after financial items. The somewhat higher tax charge is due to non-deductible one-off costs and the distribution of earnings among the companies in the Group.

Net income in the fourth quarter was SEK 16.7 million (27.9), giving a 40% decrease in diluted earnings per share to SEK 1.68 (2.80).

INVESTING ACTIVITIES

Capital expenditures for the full-year totalled SEK 40.0 million (14.2). The increase mainly pertains to expanded R&D facilities in Uppsala, a new office in Switzerland and information technology.

PERSONNEL

In November, the Board of Biacore International AB announced the appointment of Dr Ulf Jönsson, the Company's President, as Chief Executive Officer effective January 1, 2002. Dr Jönsson has now assumed the position of CEO from Lars-Göran Andrén, Biacore's previous Executive Chairman and CEO, who became the Company's Non-Executive Chairman as of January 1, 2002.

At the end of December, Biacore had 288 (228) permanent employees. The number of employees increased by 8 people in the fourth quarter, 3 people in the third, 28 in the second and 21 in the first quarter 2001.

BUSINESS UNIT REVIEW

Pharmaceutical/Biotechnology Business Unit

Biacore's strategic focus on the drug discovery and development market is based on the firm belief that its systems can overcome a number of the key bottlenecks faced by the pharmaceutical and biotechnology industries in the development of new medicines.

The success that Biacore has achieved over the last three years with this customer base has fully validated this strategy and the Company is confident that it can build its position further as a result of the recent launch of two systems that have been designed to meet the clear market needs of the pharmaceutical and biotechnology industries.

Biacore®S51 Gains Market Acceptance

Biacore®S51, which was introduced during the third quarter of 2001, has been well accepted by customers both in the pharmaceutical and biotechnology industries. Biacore®S51 has been specifically designed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry, particularly downstream of HTS. Biacore®S51 is a key addition to Biacore's product line-up given that it complements the Biacore®3000 system, which targets important applications such as target identification and validation upstream of HTS.

The key benefits that Biacore®S51 brings to its customers are its high-sensitivity, the high-quality data that it is able to generate and its higher-throughput capabilities, which are matched to the key applications for which it has been designed. The attractions of this new system are evidenced by the fact that sales have already been made to a number of companies including Millennium and Roche.

Biacore®C System Introduced for QC Applications

The third quarter of 2001 also saw the launch of the new Biacore®C system for rapid concentration analysis in drug development, manufacturing quality control (QC) and in-process control applications. Biacore®C is the first SPR-based system for QC applications, designed specifically for compliance with regulatory requirements and was developed in collaboration with Boehringer Ingelheim Pharma KG.

As drug companies are increasingly faced with the pressure of bringing new products to market faster while at the same time still maintaining strict compliance with Good Laboratory (GLP)/Good Manufacturing Practice (GMP), the validation of analytical systems and procedures becomes a major rate-limiting step. Biacore®C was specifically developed with regulatory requirements in mind, and is expected to reduce the time for biomolecular analysis while meeting the highest demands for accuracy, sensitivity and reproducibility.

Restrictions on customer travelling after the terrorist attacks on September 11 unfortunately caused a postponement of the launch activities planned for this product. Most of these activities will now take place in the first quarter of 2002.

SPR Array Chip Technology – Further Progress Achieved

The successful commercialization of Biacore's unique SPR array chip technology is the key to the Company achieving its aggressive medium term growth ambitions. This technology represents a major breakthrough as it has the potential to increase exponentially the number of molecular binding assays that can be performed per day. This dramatic increase in information will allow Biacore to become a major player in the proteomics revolution that is rapidly becoming one of the most important areas of life science research.

In 2001, further progress was made in Biacore's collaboration with Millennium Pharmaceuticals to commercialize its SPR array chip technology for proteomics and drug discovery applications.

Biacore is confident that the successful development of its new SPR array chip technology will provide the pharmaceutical industry with a unique tool both to explore protein function and to evaluate the vast number of proteins identified from genomic research as potential therapeutic targets. Biacore expects its first SPR array chip technology system to reach the market in 2004.

Higher Investment To Continue

The progress that has been to-date allied to the substantial commercial potential for Biacore's unique SPR array chip technology has led the Company to continue to invest significantly in this technology in order to bring it to the market as rapidly as possible.

In 2002, Biacore expects to spend approximately SEK 35 million on commercializing its SPR array chip technology. In 2001, the spending on SPR array chip technology amounted to SEK 29.9 million. This investment in SPR array chip technology is in addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales.

Life Science Business Unit

The benefits of Biacore's unique SPR array chip technology will also be of major importance for the customers of the Company's core Life Science business unit, particularly those focusing on proteomics research, an area where Biacore's current systems are increasingly being used.

Biacore expanded further its life science marketing activities with the launch of its Neuroscience campaign at the Society for Neuroscience 31st Annual meeting - San Diego November 2001. This campaign will run in parallel to the existing marketing activities in the fields of proteomics and cancer.

New Functional Proteomics Collaboration with Bruker Daltonics Inc.

In October, Biacore announced a major new collaboration, which is designed to strengthen its technology offering to the life science research/early drug discovery market. This new collaboration signed with Bruker Daltonics is designed to combine:

- Biacore's SPR technology's ability to generate unique functional data on protein–protein or protein–ligand interactions, and;
- Bruker Daltonics' mass spectrometry expertise to identify and characterize the proteins of interest.

The combination of these technologies represents a significant commercial opportunity in the field of functional proteomics as it will enable drug discovery workers to quickly identify and characterize new targets of interest that have been generated as result of the major advances in the field of genomics.

Research Consulting Services Launched in the U.S.

In late 2001, Biacore introduced its research consulting services offering in the U.S., providing access to the benefits of SPR technology to a much larger number of research scientists. RCS is a unique fee-for-service business, directly exploiting the capabilities of Biacore's scientists to design and perform reliable and quality experiments across a wide range of applications. Their ability to quickly and accurately interpret data for our customers is unparalleled by anything else on the market today.

Food Business Unit

The fourth quarter saw Biacore's Food business unit make further progress in its efforts to establish SPR technology as an important QC/validation tool for the food industry. In the final quarter of 2001, two major multinational companies involved in food and nutritional products manufacturing started to evaluate SPR technology as a first step to using it for routine testing.

Solid Platform for Future Growth

Biacore has made significant progress in 2001 both in terms of the growth of its business and in achieving its strategic goals. The achievements of the past several years allied to the successful introduction of Biacore's new systems designed to meet the specific needs of the pharmaceutical and biotechnology industry make the Company optimistic about its future prospects. This optimism is based on:

- The growth that can be expected in the drug discovery and development market through the continuing success of Biacore®3000 and the recently introduced systems, Biacore®S51 for lead optimization and Biacore®C for quality control applications.
- The growth prospects for the Company's life science business as a result of the massive global interest in proteomics, both from academia and industry, which is creating significant interest in the ability of our SPR technology to provide unique functional information on biomolecular interactions.
- The potential of the Company's new SPR array chip technology, which will allow Biacore's technology to be used in a broad range of applications where throughput is a key consideration, such as in the proteomics-led drug discovery and development process.

These factors allied to Biacore's strong financial position, broad patent portfolio and the determination and experience of the Biacore staff and management team should result in further value being created for our shareholders.

QUARTERLY SALES VARIATIONS

Biacore's total sales during the period 1999-2001 were divided between the quarters as follows:

Quarter 1	22%	Quarter 3	20%
Quarter 2	22%	Quarter 4	36%

DIVIDEND

The Board of Directors does not intend to propose that the Annual General Meeting decides on any distribution of earnings. Biacore's earnings will be used to finance the Company's operations and future growth.

OUTLOOK FOR 2002

Biacore is confident about its future growth prospects and expects its sales to increase by approximately 20% in 2002, with substantial quarterly variations. After substantial investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology.

The Annual General Meeting will be held on Tuesday, May 7, 2002 at 4.30 p.m. in Uppsala.

Uppsala, Sweden, February 21, 2002
BIACORE INTERNATIONAL AB (publ)
The Board of Directors

FINANCIAL INFORMATION

Biacore's Annual Report will be distributed to the shareholders in mid April. The Annual Report will also be available from that time on Biacore's website. During 2002, Biacore plans to release its interim reports as follows:

January – March	Tuesday, May 7
January – June	Monday, July 22
January – September	Wednesday, October 23

Biacore is the global market leader in Surface Plasmon Resonance (SPR) based biosensor technology with its own operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's technology. Target groups consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies all over the world. Biacore focuses on drug discovery as its prime area for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information, please contact:

Dr Ulf Jönsson, President and CEO, Phone +46 18 67 57 52 or +46 703 24 80 88
Lars-Olov Forslund, CFO, Phone +46 18 67 57 08 or +46 708 76 56 73
Jan Isoz, Investor Relations, Phone +46 708 10 31 17

More information on Biacore is available at the Company's website: www.biacore.com
(SSE: BCOR; Nasdaq: BCOR; Reuters: BCOR.N)

Biacore Consolidated Income Statements

SEK million	January-December 2001	2000	Change	October-December 2001	2000	Change
Sales	**543.7**	**438.8**	24%	**175.0**	**165.3**	6%
Cost of goods sold	-99.8	-78.1	28%	-32.1	-27.1	18%
Marketing	-188.7	-147.4	28%	-56.3	-52.9	6%
Administration	-86.7	-60.8	43%	-28.3	-15.4	84%
Research and development	-104.7	-72.8	44%	-27.0	-28.6	-6%
Other income and expenses	5.3	3.3		-4.3	-2.4	
Amortization of goodwill	-5.0	-5.0		-1.3	-1.3	
Operating income	**64.1**	**78.0**	-18%	**25.7**	**37.6**	-32%
Financial items, net	13.8	8.7		2.0	3.0	
Income after financial items	**77.9**	**86.7**	-10%	**27.7**	**40.6**	-32%
Income taxes	-27.6	-27.6		-11.0	-12.7	
Net income	**50.3**	**59.1**		**16.7**	**27.9**	
Basic earnings per share, SEK	5.16	6.06		1.71	2.86	
Diluted earnings per share, SEK	5.04	6.02		1.68	2.80	
No. of shares, average, diluted, thousands	9,981	9,817		9,957	9,957	
Net income	50.3	59.1		16.7	27.9	
Stock options issued	18.2	-		5.4	-	
Currency translation differences	6.6	5.9		-6.2	-3.3	
Change in shareholders' equity	75.1	65.0		15.9	24.6	

Quarterly Income Statements

SEK million	Oct.-Dec. 2001	July-Sept. 2001	April-June 2001	Jan.-March 2001	Oct.-Dec. 2000	July-Sept. 2000	April-June 2000	Jan.-March 2000
Sales	**175.0**	**113.8**	**122.4**	**132.5**	**165.3**	**88.1**	**94.4**	**91.0**
Cost of goods sold	-32.1	-20.3	-23.8	-23.6	-27.1	-16.7	-19.7	-14.6
Marketing	-56.3	-45.6	-47.8	-39.0	-52.9	-32.4	-33.4	-28.7
Administration	-28.3	-16.9	-18.5	-23.0	-15.4	-15.3	-17.6	-12.5
Research and development	-27.0	-22.8	-29.7	-25.2	-28.6	-13.1	-14.8	-16.3
Other income and expenses	-4.3	2.2	2.1	5.3	-2.4	5.5	0.8	-0.6
Amortization of goodwill	-1.3	-1.2	-1.3	-1.2	-1.3	-1.3	-1.2	-1.2
Operating income	**25.7**	**9.2**	**3.4**	**25.8**	**37.6**	**14.8**	**8.5**	**17.1**
Financial items, net	2.0	7.0	2.6	2.2	3.0	2.6	1.2	1.9
Income after financial items	**27.7**	**16.2**	**6.0**	**28.0**	**40.6**	**17.4**	**9.7**	**19.0**
Income taxes	-11.0	-5.6	-2.0	-9.0	-12.7	-5.9	-3.1	-5.9
Net income	**16.7**	**10.6**	**4.0**	**19.0**	**27.9**	**11.5**	**6.6**	**13.1**
Basic earnings per share, SEK	1.71	1.09	0.41	1.95	2.86	1.18	0.68	1.34
Diluted earnings per share, SEK	1.68	1.07	0.40	1.91	2.80	1.17	0.68	1.34
No. of shares, average, diluted, thousands	9,957	9,930	10,023	9,943	9,957	9,820	9,750	9,750

Sales by region

SEK million	**Jan.-Dec. 2001**	**Jan.-Dec. 2000**	Oct.-Dec. 2001	July-Sept. 2001	April-June 2001	Jan.-March 2001	Oct.-Dec. 2000	July-Sept. 2000	April-June 2000	Jan.-March 2000
Americas	**249.3**	**191.9**	63.4	57.1	54.7	74.1	62.1	40.6	43.8	45.4
Europe	**151.0**	**139.1**	63.5	24.9	39.8	22.8	46.5	32.5	30.9	29.2
Asia-Pacific	**143.4**	**107.8**	48.1	31.8	27.9	35.6	56.7	15.0	19.7	16.4
	543.7	**438.8**	**175.0**	**113.8**	**122.4**	**132.5**	**165.3**	**88.1**	**94.4**	**91.0**

Biacore Consolidated Balance Sheets

SEK million	December 31 2001	2000
Intangible assets	84.3	32.8
Property, plant & equipment	107.6	83.4
Long-term investments	40.5	68.0
Other long-term assets	28.7	22.8
Other current assets	249.0	169.0
Liquid funds	220.8	267.8
Total assets	**730.9**	**643.8**
Shareholders' equity	569.2	494.1
Provisions	64.2	54.4
Liabilities	97.5	95.3
Total shareholders' equity and liabilities	**730.9**	**643.8**

Financial structure

Operating capital	336.5	188.3
Long-term investments	40.5	68.0
Net interest-bearing assets	193.1	243.6
Net payable and deferred income tax liability	-0.9	-5.8
Shareholders' equity	**569.2**	**494.1**

Biacore Consolidated Statements of Cash Flows

SEK million	January-December 2001	2000
Net income	50.3	59.1
Less: Depreciation and amortization	20.5	19.4
Change in working capital	-53.9	13.9
Other	1.4	5.9
Cash flows from operating activities	**18.3**	**98.3**
Payments for purchase of businesses	-	-0.8
Purchase of intangible assets	-57.5	-
Purchase of property, plant and equipment	-40.0	-14.2
Proceeds from sale of property, plant and equipment	-	1.5
Purchase of long-term investments	-	-50.8
Proceeds from sale of long-term investments	32.2	-
Cash flows from investing activities	**-65.3**	**-64.3**
Change in current financial liabilities	-	-7.9
Cash flows from financing activities	**0.0**	**-7.9**
Net change in liquid funds	**-47.0**	**26.1**

Key figures

Operating margin	11.8%	17.8%
Return on operating capital	24.4%	39.4%
Return on equity	9.5%	12.8%
Equity ratio	78%	77%
Shareholders' equity per share, diluted, SEK	56.96	49.66
No. of shares, thousands	9,750	9,750
No. of shares, end of period, diluted, thousands	9,993	9,950
No. of shares, average, diluted, thousands	9,981	9,817

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)

By: ______________________________
Name: Lars-Olov Forslund
Title: Chief Financial Officer

Dated: March 1, 2002